March 5, 2009

Mail Stop 4561

Mr. Michael J. Dee
President & Chief Executive Officer
Patapsco Bancorp, Inc.
1301 Merritt Boulevard
Dundalk, MD 21222

Re: Patapsco Bancorp, Inc.
Form 10-K for Fiscal Year Ended June 30, 2008
Filed September 29, 2008
Forms 10-Q for Fiscal Quarters Ended September 30, 2008 &
December 31, 2008
File Number: 000-28032

Dear Mr. Dee:

We have reviewed your filings and have the following comments. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K, filed September 29, 2008

Exhibit 13

Provision for Loan Losses, page 13

1. We note that as of June 30, 2008, your unallocated allowance represented $820K, or approximately 45% of your total allowance for loan losses, and that there was no unallocated allowance in any of the prior periods presented. We also note your disclosure that the unallocated portion of the allowance is intended to reflect uncertainty created by the local housing market and the slowing economic environment. Please tell us and revise your future filings to more clearly describe how you arrived at the allowance for loan losses amounts allocated to the various loan categories versus the unallocated amount, to support the amounts presented in your allocation of the allowance for loan losses table on page 15. Additionally, please provide us with your allocation of the allowance for loan losses table as of December 31, 2008.

Form 10-Q, filed February 13, 2009

Provision for Loan Losses, page 19

2. We note that as of December 31, 2008 you had troubled debt restructurings of $2.254M, which consists of a $1.55M real estate construction loan and a $704K SBA loan. Your disclosure further states that based upon the modified loan terms, you expect to collect all principal and interest. Please note that paragraph 8 of SFAS 114 requires you to assess collectability of all principal and interest payments based upon the original loan terms. Please tell us whether, as a result of the modification of the terms of these loans, you recorded any impairment charge and tell us how you determined whether or not an impairment had occurred considering the guidance in paragraphs 8-16 of SFAS 114.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3423, if you have questions regarding these comments.

Sincerely,

Amit Pande
Accounting Branch Chief